UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Notes offered hereby	$20,414,790	100%	$20,414,790	$2,370.16(1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $39,302.21 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remains unused. $2,370.16 of that amount is being offset against the registration fee for this offering and $36,932.05 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-156118

The notes will have the terms specified in this pricing supplement/term sheet and in the documents indicated below under “Additional Terms.” Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-6 of this pricing supplement/term sheet and beginning on page P-10 of product supplement STEPS-1 and “Additional Risk Factors” on page TS-6 of this pricing supplement/term sheet. The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting in its capacity as a principal in selling notes to investors.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this pricing supplement/term sheet or the Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)(2)	$10.000	$ 20,414,790.00
Underwriting discount (2)	$0.175	$ 357,258.82
Proceeds, before expenses, to SEK	$9.825	$ 20,057,531.18

(1)	Plus accrued interest from the Settlement Date, if settlement occurs after that date.
(2)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.950 per unit and $0.125 per unit, respectively.

Merrill Lynch & Co. January 13, 2011

20,414,790 Units

STEP Income Securities®

Linked to the American Depositary Receipts of Petróleo Brasileiro, S.A.

due January 27, 2012

$10 principal offering amount per unit

Pricing Supplement/Term Sheet No. 174

	Pricing Date Settlement Date Maturity Date CUSIP No.	January 13, 2011 January 20, 2011 January 27, 2012 01019M256
Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

STEP Income Securities®

Interest payable quarterly at the rate of 6.50% per year

Potential Step Payment of 3.51% at maturity per unit if the closing price of the American Depositary Receipts of Petróleo Brasileiro, S.A. (the “Underlying Stock”) (NYSE Symbol: “PBR”) on the Valuation Date is greater than or equal to the Step Level, which is 106.50% of the Starting Value

1-for-1 downside exposure to any decrease in the price of the Underlying Stock in excess of a Threshold Value, with up to 95% of the principal amount at risk at maturity due to such decrease

A maturity of approximately one year and one week

Payments on the notes, including the payment of the Redemption Amount at maturity, are subject to the credit risk of SEK

No listing on any securities exchange

Market Downside Protection

Enhanced income

Market Access

Enhanced Return

Enhanced Income

Summary

The STEP Income Securities® linked to the American Depositary Receipts of Petróleo Brasileiro, S.A. Due January 27, 2012 (the “notes”), are the senior unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation). The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral. The notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK.

The notes provide quarterly interest payments and, if the Ending Value of the Underlying Stock (as defined below) on the Valuation Date is at or above the Step Level, an additional payment per unit at maturity (the “Step Payment”). If the Ending Value of the Underlying Stock on the Valuation Date is less than the Step Level, the amount you will receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Offering Price per unit and will be based on the direction of and percentage change in the price of the Underlying Stock from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on the Valuation Date. Investors must be willing to accept a repayment that may be less, and potentially significantly less, than the Original Offering Price of the notes. Investors also must be willing to accept that no Step Payment will be payable on the maturity date if the closing price of the Underlying Stock is below the Step Level and be willing to lose all or a portion of their principal if the Ending Value is below the Threshold Value.

Capitalized terms used but not defined in this pricing supplement/term sheet have the meanings set forth in product supplement STEPS-1. References in this pricing supplement/term sheet to “SEK”, “we”, “us”, and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)
Original Offering Price:	$10 per unit
Term:	Approximately one year and one week
Underlying Stock:	American Depositary Receipts (“ADRs”) of Petróleo Brasileiro, S.A. (the “Underlying Company”) (NYSE symbol: “PBR”)
Starting Value:	37.79 (the Volume Weighted Average Price)
Volume Weighted Average Price:

The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges on the pricing date

Ending Value:	The Closing Market Price of the Underlying Stock on the Valuation Date, multiplied by the Price Multiplier
Valuation Date:

January 20, 2012, subject to postponement as described on page P-24 of product supplement STEPS-1 if it is determined that the scheduled Valuation Date is not a trading day or if a Market Disruption Event occurs on the scheduled Valuation Date.

Interest:

The notes will bear interest at the rate of 6.50% of the Original Offering Price per year per unit. We will pay interest on the notes quarterly in cash in arrears on April 27, 2011, July 27, 2011, October 27, 2011 and the Maturity Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Step Payment:

If the Ending Value of the notes is greater than or equal to the Step Level, you will receive an additional payment at maturity equal to 3.51% of the Original Offering Price per unit (or $0.351 per unit).

Step Level:	40.25 (106.50% of the Starting Value, rounded to two decimal places)
Threshold Value:	35.90 (95% of the Starting Value rounded to two decimal places)
Downside Leverage Factor:	100%
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page P-29 of product supplement STEPS-1.
Calculation Agent:	Merrill Lynch, Pierce, Fenner, & Smith Incorporated

Determining the Redemption Amount for the Notes

In addition to interest payable, on the maturity date, you will receive the Redemption Amount, a payment per unit calculated as follows:

STEP Income Securities®	TS-2

Hypothetical Payments

Set forth below are four hypothetical examples of payment calculations related to the notes. These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Payment, and the term of your investment. These examples are based on:

1)	the Starting Value of 37.79;

2)	the Threshold Value of 35.90 (equal to 95% of the Starting Value, rounded to two decimal places);

3)	the Step Level of 10.25 (equal to 106.50% of the Starting Value, rounded to two decimal places);

4)	the Step Payment equal to 3% of the Original Offering Price per unit if the hypothetical Ending Value is greater than or equal to the Step Level;

5)	the term of the notes from January 20, 2011 to January 27, 2012; and

6)	interest payable quarterly in arrears at the rate of 6.50% of the Original Offering Price per unit per annum.

Example 1

The hypothetical Ending Value is 43.46 (115% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock is greater than the Step Level. Consequently, in addition to the quarterly interest payments (represented in yellow below), you will receive on the maturity date the 3.51% Step Payment (represented in orange below). The hypothetical Redemption Amount per unit on the maturity date will therefore be equal to $10.351 ($10.000 plus the Step Payment).

Example 2

The hypothetical Ending Value is 39.68 (105% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock is greater than the Starting Value but below the Step Level. Consequently, you will receive the quarterly interest payments (represented in yellow below), but not the Step Payment. The hypothetical Redemption Amount per unit on the maturity date will therefore be equal to $10.000.

STEP Income Securities®	TS-3

Example 3

The hypothetical Ending Value is 36.28 (96% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock is less than the Starting Value, but above the Threshold Value. Consequently, you will receive the quarterly interest payments (represented in yellow below), but not the Step Payment. Because the hypothetical Ending Value is not less than the Threshold Value, the hypothetical Redemption Amount per unit on the maturity date will be equal to $10.000.

Example 4

The hypothetical Ending Value is 30.23 (80% of the Starting Value)

The hypothetical Ending Value of the Underlying Stock is less than the Threshold Value. Consequently, you will receive only the quarterly interest payments (represented in yellow below). You will not receive the Step Payment, and you will participate in the decrease of the Underlying Stock in excess of the Threshold Value. The hypothetical Redemption Amount per unit (rounded to three decimal places) will equal:

$10 –	[	10 ×	(35.90 - 30.23)	× 100%	]	= $8.500
37.79

On the maturity date, you will receive the hypothetical Redemption Amount per unit of $8.500.

STEP Income Securities®	TS-4

Summary of the Hypothetical Examples	Example 1	Example 2

The hypothetical Ending Value is greater than or equal to the Starting Value and...	...the hypothetical Ending Value is greater than or equal to the Step Level	...the hypothetical Ending Value is less than the Step Level

Starting Value	37.79	37.79

Hypothetical Ending Value	43.46	39.68

Step Level	40.25	40.25

Threshold Value	35.90	35.90

Interest Rate (per annum)	6.50%	6.50%

Hypothetical Step Payment	3.51%	0.00%

Hypothetical Redemption Amount per Unit	10.351	10.000

Hypothetical Total Return of the Underlying Stock(1)	15.41%	5.41%

Hypothetical Total Return on the Notes(2)	10.14%	6.63%

Summary of the Hypothetical Examples	Example 3	Example 4

The hypothetical Ending Value is less than the Starting Value and...	...the hypothetical Ending Value is greater than or equal to the Threshold Value	...the hypothetical Ending Value is less than the Threshold Value

Starting Value	37.79	37.79

Hypothetical Ending Value	36.28	30.23

Step Level	40.25	40.25

Threshold Value	35.90	35.90

Interest Rate (per annum)	6.50%	6.50%

Hypothetical Step Payment	0.00%	0.00%

Hypothetical Redemption Amount per Unit	10.000	8.500

Hypothetical Total Return of the Underlying Stock(1)	-3.59%	-19.59%

Hypothetical Total Return on the Notes(2)	6.63%	-8.37%

(1)	The hypothetical total return of the Underlying Stock assumes:

(a)	a percentage change in the price of the Underlying Stock that equals the percentage change in the price of the Underlying Stock from the Starting Value to the hypothetical Ending Value;

(b)	a constant dividend yield of 0.400% per annum, the dividend yield as reported by Bloomberg L.P, and that dividends are not reinvested; and

(c)	no transaction fees or expenses.

(2)	The hypothetical total return on the notes includes interest paid on the notes and assumes a term of the notes from January 20, 2011 to January 27, 2012, the term of the notes.

STEP Income Securities®	TS-5

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page P-10 of product supplement STEPS-1 and the “Risks Associated with Foreign Currency Notes and Indexed Notes” section beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms” as well as the explanation of certain risks related to SEK contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the SEC on April 1, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Your investment will result in a loss if the Ending Value is less than the Threshold Value; there is no guaranteed return of principal.

▪	You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level on the Valuation Date.

▪	Your return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, may be less than a comparable investment directly in the Underlying Stock.

▪	You must rely on your own evaluation of the merits of an investment linked to the Underlying Stock.

▪	The notes will be obligations of SEK. No other company or entity will be responsible for payments under the notes.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

▪	A trading market is not expected to develop for your notes. Merrill Lynch is not obligated to make a market for, or to repurchase, the notes.

▪	The Redemption Amount will not be affected by all developments relating to the Underlying Stock.

▪

The Underlying Company will have no obligations relating to the notes, and neither we nor the selling agent will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.

▪	Your return may be affected by factors affecting international securities markets.

▪	You will not have the rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪

Although we and our affiliates may hold securities of the Underlying Company from time to time, we do not control the Underlying Company, and are not responsible for any disclosure made by the Underlying Company.

▪

If you attempt to sell notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

▪	Purchases and sales by us, the agent and our respective affiliates of the Underlying Stock may affect your return.

▪	Our trading and hedging activities, and those of the agent, may create conflicts of interest with you.

▪	Our hedging activities, and those of the agent, may affect your return on the notes and their market value.

▪	Our business activities relating to the Underlying Company may create conflicts of interest with you.

▪	The calculation agent will have the authority to make determinations that could affect the value of your notes.

▪

The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock. See “Description of the Notes—Anti-Dilution Adjustments for Notes Linked to Underlying Stocks” beginning on page P-29 of product supplement STEPS-1.

▪

The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Tax Considerations” beginning on page P-43 of product supplement STEPS-1.

In addition to these risk factors, it is important to bear in mind that the notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral, nor are they obligations of, or guaranteed by, the Kingdom of Sweden. The notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of SEK.

Additional Risk Factors

The value of the Underlying Stock may not accurately track the value of the common shares of the Underlying Company.

The Underlying Stock consists of American Depositary Receipts (“ADRs”) of the Underlying Company. Each ADR represents common shares of the Underlying Company. The trading patterns of the ADRs will generally reflect the characteristics and valuations of the underlying common shares; however, the value of ADRs may not completely track the value of those shares. Trading volume and pricing on the Bolsa de Valores,

STEP Income Securities®	TS-6

Mercadorias & Futuros de São Paulo (the stock exchange on which the Underlying Company’s common shares normally trade) will usually, but not necessarily, have similar characteristics as the ADRs. For example, certain factors may increase or decrease the public float of the ADRs and, as a result, the ADRs may have less liquidity or lower market value than the underlying common shares.

Adverse trading conditions in Brazil for the common shares of the Underlying Company may negatively affect the value of the Underlying Stock.

Holders of the Underlying Company’s ADRs may surrender the ADRs in order to receive and trade the underlying common shares. This provision permits investors in the ADRs to take advantage of price differentials between markets. However, this provision may also cause the market prices of the Underlying Stock to more closely correspond with the values of the common shares in the Brazilian markets. As a result, a market in Brazil for the underlying common shares that is not liquid may also result in an illiquid market for the ADRs. Holders of the notes will not have the right to convert into common shares of the Underlying Company.

The price of the Underlying Stock is subject to currency exchange risk.

Because the price of Underlying Stock is related to the U.S. dollar value of the Underlying Company’s common stock listed in Brazil, you will be exposed to currency exchange rate risk with respect to the Brazilian real. If the Brazilian real weakens relative to the U.S. dollar, the price of the ADRs will be adversely affected. In such a case, the price per share of the Underlying Stock may decrease and therefore the Ending Value may not reach the Step Level on the Valuation Date, and if, on the Valuation Date, the Ending Value is less than the Threshold Value, any payment at maturity may be less than the Original Offering Price of the notes. Of particular importance to potential currency exchange risk are:

▪	existing and expected rates of inflation;

▪	existing and expected interest rate levels;

▪	the balance of payments; and

▪	the extent of governmental surpluses or deficits in Brazil and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance. In 1999, the currency of Brazil suffered a currency crisis and significant devaluation. We cannot assure you that a currency crisis or significant devaluation will not happen in the future to the Brazilian real, which would have a significant negative effect on the value of the notes.

STEP Income Securities®	TS-7

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the closing price of the Underlying Stock on the Valuation Date will be greater than or equal to the Step Level.

▪	You seek interest payments on your investment.

▪	You are willing to accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪

You accept that your investment will result in a loss, which could be significant, if the closing price of the Underlying Stock decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You seek exposure to the Underlying Stock with no expectation of dividends or other benefits of owning shares of the Underlying Stock.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including the actual and perceived creditworthiness of SEK.

▪	You are willing to make an investment, the payments on which depend on the creditworthiness of SEK, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the price of the Underlying Stock will decrease from the Starting Value to the Ending Value, or that the price of the Underlying Stock will increase from the Starting Value to the Ending Value, but will not reach the Step Level.

▪	You anticipate that the price of the Underlying Stock will increase substantially from the Starting Value to the Ending Value and do not want a payment at maturity that is limited to the Step Payment.

▪	You seek principal protection or preservation of capital.

▪	In addition to interest payments, you seek an additional guaranteed return at a premium above the principal amount of the notes.

▪	You seek to receive dividends or other distributions paid on the Underlying Stock.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with SEK, as the issuer of the notes.

Additional Terms of the Notes

Anti-Dilution Adjustments. The provisions of this subsection supplement the provisions set forth in product supplement STEPS-1 under the caption “Description of the Notes—Anti-Dilution Adjustments for Notes Linked to Underlying Stocks.”

The Underlying Stock consists of ADRs of the Underlying Company. As a result, for purposes of the anti-dilution adjustments set forth in product supplement STEPS-1, the calculation agent will consider the effect of any of the relevant events on the holders of the Underlying Stock. For example, if a holder of the Underlying Stock receives an extraordinary dividend, the provisions described in product supplement STEPS-1 below would apply to the Underlying Stock. On the other hand, if a spin-off occurs, and the Underlying Stock represents both the spun-off security as well as the existing Underlying Stock, the calculation agent may determine not to effect the anti-dilution adjustments set forth in product supplement STEPS-1. More particularly, the calculation agent may determine not to make an adjustment (1) if holders of the Underlying Stock are not eligible to participate in any of the events that would otherwise require anti-dilution adjustments as set forth in product supplement STEPS-1 or (2) to the extent that the calculation agent determines that the Underlying Company or the depositary for the ADRs has adjusted the number of common shares of the Underlying Company represented by each share of Underlying Stock so that the market price of the Underlying Stock would not be affected by the corporate event in question.

If the Underlying Company or the depositary for the ADRs, in the absence of any of the events described in product supplement STEPS-1, elects to adjust the number of common shares of the Underlying Company represented by each share of Underlying Stock, then the calculation agent may make the appropriate anti-dilution adjustments to reflect such change. The depositary for the ADRs may also make adjustments in respect of the ADRs for share distributions, rights distributions, cash distributions and distributions other than shares, rights, and cash. Upon any such adjustment by the depositary, the calculation agent may adjust such terms and conditions of the notes as the calculation agent determines appropriate to account for that event.

Delisting of ADRs or Termination of ADR Facility. If the Underlying Stock is no longer listed or admitted to trading on a U.S. securities exchange registered under the Exchange Act or included in the OTC Bulletin Board Service operated by FINRA, or if the ADR facility between the Underlying Company and the ADR depositary is terminated for any reason, then, on and after the date that the Underlying Stock is no longer so listed or admitted to trading or the date of such termination, as applicable (the “termination date”), the notes will be deemed to be linked to the common shares of the Underlying Company instead of the ADRs, and the calculation agent will determine the Redemption Amount by reference to such common shares. Under such circumstances, the calculation agent may modify any terms of the notes as it deems necessary, in its sole discretion, to ensure an equitable result. On and after the termination date, for all purposes, including the determination of the Ending Value, the closing price of the Underlying Company’s common shares on their primary exchange will be converted to U.S. dollars using such exchange rate as the calculation agent, in its sole discretion, determines to be commercially reasonable.

Other Provisions

We will deliver the notes against payment therefor in New York, New York on a date that is in excess of three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business

STEP Income Securities®	TS-8

days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In the original offering, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to Merrill Lynch acting as a principal in effecting the transaction for your account.

Merrill Lynch may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with the initial offering of the notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. Merrill Lynch may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices.

Agent for Service of Process in New York

Under the indenture, we have irrevocably appointed Mr. David Dangoor, the honorary consul general of the Kingdom of Sweden in The City of New York as our authorized agent for service of process in any action based on the notes or the Indenture brought against us in any U.S. state or federal court in The City of New York. The contact information for Mr. Dangoor is as follows:

David Dangoor

Honorary Consul General of Sweden

455 Park Avenue, 21st Floor

New York, New York 10022

Tel. No.: +1-212-888-3000.

Principal Executive Office

As of December 17, 2010, our executive office is located at Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden.

STEP Income Securities®	TS-9

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. The Underlying Company is an oil and natural gas exploration and production company, which refines, markets, and supplies oil products. The Underlying Company also operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the SEC’s facilities or through the SEC’s web site by reference to SEC CIK number 0001119639. We make no representation or warranty as to the accuracy or completeness of the Underlying Company’s information or reports.

Although we and our affiliates may hold securities of the Underlying Company from time to time, we do not control the Underlying Company. The Underlying Company will have no obligations with respect to the notes. This pricing supplement/term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this pricing supplement/term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes.

The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the Underlying Stock.

The Underlying Stock trades on The New York Stock Exchange, Inc. (the “NYSE”) under the symbol “PBR”.

Historical Data

The following table sets forth the high and low closing prices of the shares of the Underlying Stock from the first quarter of 2005 through the pricing date. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the Underlying Stock should not be taken as an indication of its future performance, and we cannot assure you that the price per share of the Underlying Stock will not decrease to a price per share that is less than the Threshold Value. In addition, we cannot assure you that the price per share of the Underlying Stock will increase so that you will receive the Step Payment on the maturity date.

		High ($)	Low ($)
2005	First Quarter	12.45	9.35
	Second Quarter	13.24	10.25
	Third Quarter	18.34	12.39
	Fourth Quarter	18.35	14.74

2006	First Quarter	23.63	18.68
	Second Quarter	26.73	17.55
	Third Quarter	23.74	19.17
	Fourth Quarter	25.75	19.63

2007	First Quarter	25.33	21.13
	Second Quarter	30.86	24.83
	Third Quarter	38.46	26.78
	Fourth Quarter	58.81	37.37

2008	First Quarter	62.51	46.28
	Second Quarter	75.19	52.28
	Third Quarter	70.24	38.44
	Fourth Quarter	43.48	14.94

2009	First Quarter	34.99	23.01
	Second Quarter	45.64	32.16
	Third Quarter	46.16	35.44
	Fourth Quarter	53.01	44.43

2010	First Quarter	48.91	38.20
	Second Quarter	46.35	32.88
	Third Quarter	38.68	32.81
	Fourth Quarter	37.84	31.90

2011	First Quarter (through January 13, 2011)	38.43	36.12

STEP Income Securities®	TS-10

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single prepaid derivative contract providing for fixed periodic payments and a payment based on the value of the Underlying Stock at maturity under which an amount equal to the purchase price of the notes is treated as a cash deposit to be applied at maturity in full satisfaction of the your payment obligation under the derivative contract.

▪

Under this characterization and tax treatment of the notes, we intend to take the position that the stated periodic interest payments constitute taxable ordinary income to you, and, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity (other than amounts representing accrued stated periodic interest payments), you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

You should refer to product supplement STEPS-1 related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page P-43 of product supplement STEPS-1, which you should carefully review prior to investing in the notes.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for U.S. federal income tax purposes as a single prepaid derivative contract providing for fixed periodic payments and a payment based on the value of the Underlying Stock at maturity under which an amount equal to the purchase price of the notes is treated as a cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative contract. Under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes as described in the preceding sentence. This discussion assumes that the notes constitute a single prepaid derivative contract linked to the Underlying Stock for U.S. federal income tax purposes. If the notes did not constitute a single prepaid derivative contract, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement STEPS-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including, as discussed below, possible alternative characterizations. The discussion in this section and in the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page P-43 of product supplement STEPS-1 assume that there is a significant possibility of a significant loss of principal on an investment in the notes.

Stated Periodic Interest Payments. Although the U.S. federal income tax treatment of the stated periodic interest payments on the notes is uncertain, we intend to take the position, and this discussion assumes, that the stated periodic interest payments constitute taxable ordinary income to a U.S. Holder (as defined on page P-43 of product supplement STEPS-1) at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the notes are properly characterized and treated as a single prepaid derivative contract linked to the Underlying Stock for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing accrued stated periodic interest payments, which would be taxed as described above under “– Stated Periodic Interest Payments”) and the U.S. Holder’s basis in the notes. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder holds the notes for more than one year. The deductibility of capital losses is subject to limitations.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requested public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the Notice, the Notice leaves open the possibility that such guidance could have retroactive application. In addition, prospective investors are encouraged to consult their own tax advisors about the potential impact of several proposed legislative changes in the taxation of derivatives contracts, and the likelihood that any of the foregoing may take effect.

It is also possible that future regulations or other IRS guidance would require you to accrue income with respect to the notes on a current basis at ordinary rates (as opposed to capital gains rates) in excess of any amounts paid currently or to treat the notes in another manner that significantly differs from the agreed-to treatment discussed above.

Prospective purchasers of the notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the notes. See the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” beginning on page P-43 of product supplement STEPS-1.

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Additional Terms

You should read this pricing supplement/term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this pricing supplement/term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STEPS-1, dated June 23, 2010:

http://www.sec.gov/Archives/edgar/data/352960/000110465910035090/a10-12158_1424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this Pricing Supplement/Term Sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you these documents or the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“STEP Income Securities®” and “STEPS®” are registered service marks of Bank of America Corporation, the parent corporation of Merrill Lynch.

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